Mail Stop 4561

July 19, 2006

Mr. James Budge
Executive Vice President and
Chief Financial Officer
Macrovision Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

       Re: **Macrovision Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 2, 2006
              Forms 8-K Filed February 15, 2006, May 2, 2006 and
              June 28, 2006
              File No. 000-22023

Dear Mr. Budge:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1A. Risk Factors

Investment Risks, page 36

1.   We note in your risk factor regarding the use of non-GAAP reporting in your
      quarterly earnings press releases that the market price of your stock may fluctuate
      based on the disclosure of future non-GAAP results and that if you decide to
      curtail this non-GAAP presentation, the market price of your stock could be
      affected. Help us understand your basis for including this statement in your risk
      factors including how eliminating this presentation could affect your stock price.
      Please also tell us whether you believe that the current practice of disclosing non-
      GAAP results currently affects your stock price, and if so, how.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 48

2.   In your discussions of the results of operations, you sometimes refer to two or
      more sources as components that contributed to a material change. Further,
      considering that you have had several acquisitions in each period, it is not evident
      from your discussion the significance of period to period changes in revenues and
      expenses that are attributable to acquisitions. Tell us how you considered
      discussing the impact of your acquisitions on operations and how you considered
      Section III.D of SEC Release 33-6835 to quantify the amount of the change that
      was contributed by each of the factors or events that you identify.

Note 1 – The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.   We note in your disclosure where you indicate that for multiple element
      arrangements where vendor-specific objective evidence (VSOE) of fair value
      exists for all undelivered elements, the Company accounts for the delivered
      elements using the residual method. Tell us how you established VSOE of the
      undelivered elements in your multiple element arrangements and the general
      terms for those elements (e.g. the initial term for PCS and maintenance). For
      instance, describe the process you use to evaluate the various factors that affect
      your VSOE. Does the price charged for the individual elements vary from
      customer to customer. If so, please explain how the Company determined that

they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

4.   We also note in your disclosure on page 43 that you receive annual license fees from set top box, DVD and personal video recorder manufacturers. Tell us whether your annual license arrangements include post-contract support (PCS) and if so, tell us how you established VSOE for PCS under your annual software license agreements. Indicate the license term and PCS term including any renewal provisions. Your response should address AICPA TPA 5100.53 and 5100.54.

Forms 8-K filed February 15, 2006 and May 2, 2006

5.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

6. We also believe the non-GAAP operating statement columnar format appearing in the 8-Ks noted above may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

7. We note your use of the term "Non-GAAP (pro forma) earnings" in your Form 8-Ks noted above. Please note that it is not appropriate for you to use the term "pro forma" in your Form 8-Ks since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

Form 8-K filed June 28, 2006

8. We note from disclosures in your 8-K that both the U.S. Attorney's office and U.S. Securities and Exchange Commission are requesting information relating to the Company's stock option practices. Considering these requests, tell us if the Company is conducting your own internal review of your stock option practices and if so, tell us the current status of these reviews including whether any determination has been made regarding potential restatements to your financial statements. Also, tell us how you considered SFAS 5 with regards to including a discussion or disclosure of any loss contingencies even though the possibility of loss may be remote. In this regard, tell us what consideration you gave to including a discussion of the potential impact on the qualification of the Company's stock option plan, the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief